Mail Stop 3561

August 18, 2006

Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.
641 Shunpike Road, Suite 333
Chatham, NJ 07928

Re: Crystal International Travel Group, Inc.
Amendment no. 1 to Registration Statement on Form SB-2
Filed August 2, 2006
File No. 333-136143

Dear Mr. Busso-Campana,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement
General

1. You discuss your plans to expand and grow your business; however, your prospectus lacks clear disclosure of your business and plan of operation. You should present that discussion in the context of a timeline which sets forth the obstacles you face and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision

about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.

2. Given the nature and size of the transaction being registered, provide your analysis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

3. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Cover Page

4. Please revise your cover page to indicate the number of shares you are registering. Your fee table indicates 71,679,945 shares, but your first sentence indicates 74,884,490 shares. We also note your footnote at the bottom of page one where the sum of shares offered equals 74,884,490.

Prospectus Summary, page 1
General

5. Please revise your summary to provide a brief description of your business for investors. For instance, describe what you mean by "diversified, multi-asset travel company" and describe your services or products that "merge" the travel agent community with online travel. Accordingly, please revise your business section.

6. Furthermore, briefly describe your operations and the ways in which you generate revenue. For instance, we note from your 2005 financial statements that you generate revenues from software license fees, product sales and professional services. Please revise to describe your software license(s), products and services. Please also revise your MD&A and Business sections accordingly.

7. We note the usage of marketing language in your first paragraph such as "world-class team of travel experts" and "best-in-class tour operator. We also note similar language in your business section such as "untapped potential" on page 13 and "unparalleled 24/7 customer service" on page 14. We believe that these slogans do not create or enhance meaningful disclosure upon which investors will make an investment decision, are not consistent with plain English principles, and are inappropriate in a disclosure document. Please remove them from your disclosure, and instead describe for investors why you believe and how you have attained the knowledge, experience, and skills that you claim.

8. We note in your second paragraph that you have a "new business direction." Please revise here to briefly describe. Furthermore, describe in detail in your plan of operation and your business section as applicable.

9. We note that you anticipate your existing cash resources will enable you to maintain operations through the end of fiscal year 2006. We also note your disclosure on page 12 that you believe your cash resources will last through the end of fiscal year 2007. Please revise in both sections to clarify.

10. Furthermore, please revise to describe your monthly burn rate.

Risk Factors, page 2

Our failure to recapture and retain travelers in a cost-effective manner, page 4

11. We note there have been problems associated with the SunTrips brand. Please expand your discussion to describe these problems and what impact they have had on your business.

We will rely on the performance of highly skilled personnel, page 4

12. Please revise to describe the types of skilled individuals that you rely on so that investors can better understand this risk.

Our proposed expansion will place a significant strain on our management, page 4

13. Please revise to explain how you hope to rapidly and significantly expand your operations both domestically and internationally. Please revise your summary, MD&A and business sections as appropriate.

We may experience operational and financial risks in connection with any acquisitions, page 4

14. Please tell us whether you have any current plans, proposals or arrangements with respect to specific acquisition candidates.

Our founders, officers and directors beneficially own approximately 47% of our stock on a fully diluted basis, page 6

15. We note your disclosure that your founders, officers and directors beneficially owned approximately 47% of your common stock on a fully diluted basis. We also note on page 20 that your officers and directors as a group beneficially own 75.83% of your common stock. Please revise to clarify why there is a difference.

<u>Description of the Agreements with the Holders of the 6% Callable Convertible Secured Promissory Notes, page 8</u>

16. It appears that the private placement in which you issued or may issue convertible promissory notes convertible into the common stock you are now registering may not be complete. We note your disclosure that investors will purchase additional notes within two days of filing your registration statement, and again within two days of the registration statement being declared effective during the required time period. Provide us with your analysis as to why registration of common shares issuable under this agreement is appropriate at this time. Please refer to our March 1999 supplement to the Division's Manual of Publicly Available Telephone Interpretations, available at <u>www.sec.gov</u>.

17. Please revise the prospectus to state that the shares registered for resale are issuable upon conversion of notes and warrants that were outstanding immediately prior to the initial filing of this registration statement on July 28, 2006. If you cannot make that statement about any of the shares registered for resale, e.g., shares underlying the convertible notes or the warrants, either remove those shares from the registration statement or provide us with your detailed analysis as to why resale registration is appropriate at this time.

18. We note the second paragraph on page 9. Please update to disclose the amount of gross proceeds you have received as of the date of the prospectus. We also note your disclosure in the use of proceeds section.

<u>Price Range of our Common Stock, page 10</u>

19. We note your footnote (1) that you refer to your information statement filed on July 27, 2005. Please note that you may not incorporate by reference unless permitted by a rule, regulation or instruction to the form. Refer to Item 10(f) of Regulation S-B. Please revise to disclose the material aspects of the reverse stock split here or in an appropriate section.

<u>Management's Discussion and Analysis of Financial Condition, page 11</u>
<u>Nine months ending April 30, 2006 Compared to April 30, 2005, page 11</u>

20. We note that you have a license agreement with Spectrum Mobile, Inc. Please revise your disclosure here or in the Business section to describe what you are licensing. We also note your disclosure under "Other Significant Matters" on page 12. Please also describe the reasons why you are renegotiating the license agreement and update to disclose the current status of your negotiations. We note on page F-11 that you have reason to believe that the "License Agreement may be inadequate in several material respects."

21. We note that your disclosure that deferred revenues decreased. Please revise to describe the product or service that generates "deferred revenue" and explain the reasons for the decrease.

Three months ending April 30, 2006 Compared to Three Months April 30, 2005, page 11

22. Please revise to describe the reason for the decrease in revenues.

Liquidity and Capital Resources, page 12

23. We note from Note 2 on page F-8 that you are attempting to raise additional capital and in Note 9 on page F-11 that you have obtained bridge financing. Please revise this section to discuss in detail your cash requirements including whether you will need to obtain additional financing within the next 12 months. Refer to Item 303(a)(1)(i) of Regulation S-B.

24. Furthermore, please revise to describe the material terms of your financing arrangements and file the exhibit. Refer to Item 601(b)(10).

Business, page 13
General

25. Please revise to describe the development of your business during the last three years as outlined in Item 101 of Regulation S-B. We note your reverse merger in April 2006 disclosed in Note 1 on page F-6 and your acquisition of Objective Spectrum in August 2005 disclosed in Note 8 on page F-11.

Business Strategy, page 13

26. Please revise to describe what you mean by "strategic bulk scheduled service contracts by geographical zones."

Leverage the Current SunTrips Brand, page 13

27. Please expand your disclosure to more fully describe the SunTrips brand. For instance, please revise to describe why SunTrips discontinued operations last year and what impact, if any, that has had on SunTrips' operations since your acquisition. Please disclose the "operational issues" you reference and discuss the impact on the "brand value" of the SunTrips tour packages. Please quantify to the extent possible.

28. Please revise to disclose "the industry standard" retention rate and your source of the information. Please provide us with copies of your source.

29. Please revise to disclose the intellectual property referred to in the first full paragraph on page 14.

30. Please revise to describe when SunTrips achieved its peak participation by travel agents. Please also describe why you believe you can recapture market share and describe any plans you may have and any obstacles you may encounter. Also expand on what you mean by "initiating a strategic push into the Northern California market."

Expand Our Leisure, Meeting and Incentive (M&I) and Corporate Travel Business, page 14

31. It is unclear what your plans are related to this business line and how you intend to generate revenue. Please revise this section to clearly describe your plan of expansion, discuss your financial wherewithal to meet your plans, any competition and any other obstacles you may encounter. Furthermore, please revise to describe what is a "Home Based Agent" and how it is "innovative." Also, is it your plan to open a storefront? And, what do you mean by "grassroots market" and "custom tailored turn key solutions?" Please clarify here and throughout. We also note your disclosure under "Competition" on page 15.

Expand Crystal's Product and Service Offerings Worldwide, page 14

32. Please revise to clarify how you will earn your revenues. Do you earn a commission for each transaction that you book? Or do you earn revenues from the difference between your sale price to customers and your cost to purchase the package?

Marketing and Promotions, page 14

33. Please clarify what you mean by "drive traffic and conversion" and "industry first all inclusive loyalty effort."

Description of Property, page 16

34. You disclose that your belief that your current offices are sufficient until completion of new office space within the same building. Do you have plans to occupy additional space? If so, when and how much will it cost?

Legal Proceedings, page 16

35. Please revise to provide all of the information required by Item 103 of Regulation
S-B.

Management, page 17

36. Please revise this section to clearly indicate the experience for each of your officers
and directors during the past five years. Refer to Item 401(a)(4) of Regulation S-B.

Security Ownership of Beneficial Owners and Management, page 19

37. You reference footnote 6 in your table, but footnote 6 does not appear below.
Please revise or advise.

Certain Relationships and Related Transactions, page 20

38. Please revise to disclose when you plan to execute the Consulting Agreement or
update to provide the information required by Item 404 or Regulation S-B and file
the agreement as an exhibit.

Selling Stockholder Table, page 21

39. Please tell us whether any of your selling stockholders are registered broker-dealers
or affiliated with a broker-dealer.

40. For those selling shareholders that are not natural persons, please revise to identify
the natural persons with voting or investment control of the selling shareholders.

41. Refer to the last sentence of this section. Please provide a cross reference to the
section where you describe the "settlement and release agreement" or revise to
describe here.

Plan of Distribution, page 25

42. We note your disclosure that the selling stockholders and any participating broker-
dealers may be deemed to be "underwriters." Please revise to clarify that any
selling stockholder who is a broker-dealer "is" an underwriter.

Where You can Find More Information, page 28

43. Please note that the SEC's address is 100 F Street NE, Washington, DC 20549. Please revise.

Mobile Reach International, Inc and Subsidiaries, page F-1

44. It seems your index on F-1 is not updated for the financial statements that follow on pages F-2 through F-11. Please revise or advise.

Part II, Item 26.

45. For all issuances of securities listed in this section, please revise to state the aggregate offering price. For securities issued for consideration other than cash, please state the aggregate amount of consideration you received. Refer to Item 701(c) of Regulation S-B.

Exhibit 5.1

46. Please revise to specifically identify the securities that your opinion refers to.

47. Please revise to opine on the corporate laws of Delaware.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3316 with any other questions.

Regards,

Messeret Nega
Attorney-Advisor

cc: Jeffrey M. Quick, Esq.
        Quick Law Group PC
        via facsimile: (303) 845-7315